Bangkok Bank
ธนาคารกรุงเทพ

04 JAN -8 AM 7:21

04012095

SUPPL

December 31, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors that Bangkok Bank Public Company Limited notified the Stock Exchange of Thailand.

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

dw 1/5

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4655

Bangkok Bank
ธนาคารกรุงเทพ

Ref: SSD/REG. 1135/2003 29 December, 2003

Re: Resolutions of the Board of Directors

To: President
The Stock Exchange of Thailand

Reference is made to the Bangkok Bank Public Company Limited's Board of Directors' Meeting No.8/2003 held on December 29, 2003, at which the Board of Directors has resolved to allocate new ordinary shares of Bangkok Bank Public Company Limited in the aggregate number of 57,652,400 new shares, divided into 30,379,700 shares for domestic offering at the offering price of Baht 79 each and 27,272,700 shares for international offering at the price of Baht 88 each, following the exercise of the Over-Allotment Option by Trinity Securities Company Limited acting as the Over-Allotment Agent in order to deliver the shares to the Lenders who were the owners of borrowed shares.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ. 111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ (662) 0-2231-4333 โทรสาร (662) 0-2231-4890 www.bangkokbank.com
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (662) 0-2231-4333 Fax (662) 0-2231-4890 www.bangkokbank.com